UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________________

CIT GROUP INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Equity Units, in the form of Corporate Units, stated amount $25.00 per unit
(Title of Class of Securities)

125581108
(CUSIP Number of Class of Securities)
_____________________________

     CIT Group Inc.
505 Fifth Avenue
New York, NY, 10017
Telephone: (212) 771-0505

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
____________________________

Copies to:

David E. Shapiro, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$168,360,000	$6,616.55

*	This valuation assumes the exchange of 27,600,000 corporate units of CIT Group Inc. (“CIT”), stated amount $25.00 per unit, for cash and shares of common stock of CIT, par value $0.01 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of CIT corporate units of $6.10 as of November 14, 2008 as reported on the New York Stock Exchange.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #6 for Fiscal Year 2008, effective December 31, 2007, equals $39.30 for each $1,000,000 of the value of the transaction.

     ☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

     This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by CIT Group Inc., a Delaware corporation (“CIT”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by CIT to exchange any and all of its equity units, stated amount $25.00 per unit (the “equity units”), in the form of corporate units (the “corporate units”) comprised of (i) a purchase contract obligating the holder to purchase from CIT shares of CIT’s common stock, par value $0.01 per share (the “common stock”) and (ii) a 1/40 or 2.5% undivided beneficial interest in a $1,000 aggregate principal amount 7.50% senior note due November 15, 2015 (the “old senior notes”) for $4.00 in cash (which includes the accrued and unpaid contract adjustment payments with respect to the purchase contract) and 0.7147 shares of CIT common stock per corporate unit, plus accrued but upaid interest (the “offer consideration”). CIT is not offering to exchange any Treasury units in the offer.

     The offer is made upon the terms and subject to the conditions described in the offer to exchange, dated November 17, 2008 (the “offer to exchange”), and the accompanying letter of transmittal. The offer to exchange and the accompanying letter of transmittal are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto.

     The information set forth in the offer to exchange and the accompanying letter of transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act.

Item 1. Summary Term Sheet.

     The information set forth under the caption “Summary of the Offer” in the offer to exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is CIT Group Inc., a Delaware corporation, and the address of its principal executive office is 505 Fifth Avenue, New York, NY, 10017. The telephone number of its principal executive office is (212) 771-0505.

(b)	The subject securities are CIT’s corporate units. As of the date hereof, there are 27,600,000 corporate units outstanding. The information set forth in the offer to exchange under the caption “Summary of the Offer” is incorporated herein by reference.

(c)	The information set forth in the offer to exchange under the caption “Description of the Offer— Market and Trading Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	The principal executive office of the filing person, CIT, is located at 505 Fifth Avenue, New York, NY, 10017. The telephone number of its principal executive office is (212) 771-0505.

     As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of CIT. No single person or group of persons controls CIT.

Name	Position
Jeffrey M. Peek	Director, Chairman of the Board and Chief Executive Officer
Gary C. Butler	Director
William M. Freeman	Director
Susan M. Lyne	Director
James S. McDonald	Director
Marianne Miller Parrs	Director
Timothy M. Ring	Director
John R. Ryan	Director

Name	Position
Seymour Sternberg	Director
Peter J. Tobin	Director
Lois M. Van Deusen	Director
John F. Daly	President and Chief Executive Officer, CIT Trade Finance
Robert J. Ingato	Executive Vice President, General Counsel and Secretary
Terry Kelleher	Co-President, CIT Global Vendor Finance
C. Jeffrey Knittel	President, CIT Transportation Finance
Joseph M. Leone	Vice Chairman and Chief Financial Officer
Lawrence A. Marsiello	Vice Chairman and Chief Lending Officer
Kristine Snow	Co-President, CIT Global Vendor Finance
William J. Taylor	Executive Vice President, Controller and Principal Accounting Officer

     The address and telephone number of each director and executive officer of CIT listed above is: c/o CIT Group Inc., 505 Fifth Avenue, New York, NY, 10017, and such person’s telephone number is (212) 771-0505.

Item 4. Terms of the Transaction.

(a)	The information set forth in the offer to exchange under the captions “Summary of the Offer,” “Description of the Offer,” “Comparison of Rights of Holders of Corporate Units and Holders of CIT Common Stock,” “Description of CIT Common Stock” and “Certain U.S. Federal Income Tax Consequences,” as well as the information set forth in the related letter of transmittal, are incorporated herein by reference.

(b)	To the knowledge of CIT, based on reasonable inquiry, no corporate units are owned by any officer, director or affiliate of CIT, and therefore no corporate units will be purchase from any officer, director or affiliate of CIT. The information set forth under the caption “Interests of Directors and Officers” in the offer to exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	CIT has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the equity units:

	1)	Underwriting Agreement, dated October 17, 2007, among CIT and Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc., as representatives of the several underwriters listed on Schedule I thereto.

	2)	Purchase Contract and Pledge Agreement, dated October 23, 2007, between CIT and The Bank of New York as Collateral Agent, Custodial Agent and Securities Intermediary and The Bank of New York as Purchase Contract Agent.

	3)	Form of Corporate Units and Treasury Units.

	4)	Second Supplemental Indenture dated October 23, 2007 between CIT and The Bank of New York, as Trustee.

	5)	Form of 7.50% senior notes due November 15, 2015 of CIT.

	6)	Remarketing Agreement dated October 23, 2007 between CIT, The Bank of New York as collateral agent, Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. as Remarketing Agents.

     The information set forth in the offer to exchange under the captions “Incorporation by Reference; Additional Information,” “Comparison of Rights of Holders of Corporate Units and Holders of CIT Common Stock,” “Description of CIT Common Stock” and “Description of Senior Perpetual Preferred Stock to be Issued Pursuant to Capital

Purchase Program” is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (as superseded by CIT’s Current Report on Form 8-K filed on November 6, 2008, reflecting certain discontinued operations) and (ii) Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 3, Quantitative and Qualitative Disclosures about Market Risk, in CIT’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the offer to exchange under the captions “Background and Purpose of the Offer” and “Recent Developments” is incorporated herein by reference.

(b)	The information set forth in the offer to exchange under the caption “Use of Proceeds” is incorporated herein by reference.

(c)	The information set forth in the offer to exchange under the caption “Recent Developments” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the offer to exchange under the captions “Summary of the Offer” and “Description of the Offer—Terms of the Offer” is incorporated herein by reference. CIT is funding the cash portion of the offer consideration through use of its cash on hand. CIT would require $110,400,000 in cash (which includes the accrued and unpaid contract adjustment payments with respect to the purchase contract) and 19,725,720 shares of common stock to purchase the maximum amount of corporate units sought in the offer (excluding payments for accrued but unpaid interest).

(b)	The information set forth in the offer to exchange under the caption “Description of the Offer— Conditions to the Offer” is incorporated herein by reference.

(d)	Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	None of CIT or any of its directors or executive officers owns any corporate units. The information set forth in the offer to exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

(b)	The information set forth in the offer to exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     For information regarding the Exchange Agent and the Information Agent, see the information set forth in the offer to exchange under the caption “Exchange Agent and Information Agent”, which is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of CIT, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation. See the information set forth in the offer to exchange under the caption “Notice to Investors” and “Description of the Offer—Terms of the Offer,” which is incorporated herein by reference.

Item 10. Financial Statements.

(a)	The information set forth in the offer to exchange under the captions “Selected Historical Consolidated Financial Data” and “Incorporation by Reference; Additional Information” is

incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (as superseded by CIT’s Current Report on Form 8-K filed on November 6, 2008, reflecting certain discontinued operations) and (ii) Item 1, Consolidated Financial Statements, and Exhibit 12.1, CIT Group Inc. and Subsidiaries Computation of Ratios of Earnings to Fixed Charges, in CIT’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	The information set forth in the offer to exchange under the caption “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a)	The information set forth in the offer to exchange under the captions “Recent Developments,” “Description of the Offer—Conditions to the Offer” and “Description of Senior Perpetual Preferred Stock to be Issued Pursuant to Capital Purchase Program” is incorporated herein by reference.

(b)	The information set forth in the offer to exchange and the accompanying letter of transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange, dated November 17, 2008.
(a)(1)(B)*	Form of Letter of Transmittal
(a)(5)	Press Release, dated November 17, 2008, incorporated herein by reference to Exhibit 99.1 filed with
CIT's Current Report on Form 8-K filed with the SEC on November 17, 2008.
(d)(1)	Underwriting Agreement, dated October 17, 2007, among CIT and Morgan Stanley & Co.
Incorporated and Citigroup Global Markets Inc., as representatives of the several underwriters listed on Schedule I thereto, incorporated herein by reference to Exhibit 1.1 filed with CIT’s
Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(2)	Purchase Contract and Pledge Agreement, dated October 23, 2007, between CIT and The Bank of
New York as Collateral Agent, Custodial Agent and Securities Intermediary and The Bank of
New York as Purchase Contract Agent, incorporated herein by reference to Exhibit 4.1 filed with
CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(3)	Form of Corporate Units and Treasury Units, incorporated herein by reference to Exhibit 4.2 filed with CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(4)	Second Supplemental Indenture dated October 23, 2007 between CIT and The Bank of New
York, as Trustee, incorporated herein by reference to Exhibit 4.3 filed with CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(5)	Form of 7.50% senior notes due November 15, 2015 of CIT , incorporated herein by reference to
Exhibit 4.4 filed with CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(6)	Remarketing Agreement dated October 23, 2007 between CIT, The Bank of New York as collateral agent, Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. as
Remarketing Agents, incorporated herein by reference to Exhibit 4.5 filed with CIT’s Current
Report on Form 8-K filed with the SEC on October 23, 2007.

_____________________

* Filed herewith.

Item 13. Additional Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2008	CIT GROUP INC.
By: /s/ Glenn Votek
Name: Glenn Votek
Title: Executive Vice President and Treasurer